UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report

Key Tronic Corporation
(Exact name of registrant as specified in its charter)

Washington	0-11559	91-0849125
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4424 North Sullivan Road, Spokane Valley, Washington		99216
(Address of principal executive offices)		(Zip Code)
Registrant's telephone number, including area code (509) 928-8000

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.
Section 1 – Conflict Minerals Disclosure
Item 1.01 – Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Key Tronic Corporation has conducted a good faith investigation in connection with the products it manufactured or contracted to be manufactured in the period from January 1, 2019 to December 31, 2019, to determine whether its products contain certain conflict minerals and their derivatives, including tin, tantalum, tungsten and gold which are commonly termed “3TG” (here forward “Conflict Minerals”) and whether the conflict minerals are necessary to the functionality or production of any of these products.
As part of its investigation, Key Tronic Corporation conducted a good faith and/or “reasonable country of origin inquiry” of its suppliers to determine whether any conflict minerals contained within its products originated in the Democratic Republic of the Congo or its surrounding areas (the “Covered Countries”) or were from recycled or scrapped sources.
All applicable due diligence activities related to conflict minerals by Key Tronic Corporation were designed and conducted in accordance with the internationally recognized Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”) of the Organization for Economic Cooperation and Development (OECD) in order to determine whether its products contain conflict minerals that directly or indirectly finance or benefit armed groups in any of the Covered Countries.
Item 1.02 – Exhibit
Key Tronic Corporation’s Conflict Minerals Report is filed as exhibit 1.01 to this Form SD and is also available at Key Tronic Corporation’s website at: http://www.keytronic.com/home/about-us/conflict-minerals/.
Section 2 – Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KEY TRONIC CORPORATION (Registrant)
Date: May 15, 2020

	By:	/s/ Brett R. Larsen
Brett R. Larsen, Executive Vice President of Administration, CFO and Treasurer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.01	Conflict Minerals Report for the year ending December 31, 2019